Filed pursuant to Rule 424(b)3 and Rule 424(c)

File No. 333-86312

Prospectus Supplement

(To Prospectus Dated April 22, 2002)

THERMOGENESIS CORP.

This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the accompanying Prospectus dated April 22, 2002 relating to the offer and sale of up to 4,227,672 shares of our common stock by selling stockholders (the “Prospectus”). This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus.

This prospectus supplement relates to resales by certain selling stockholders included in the Prospectus. Pequot Navigator Offshore Fund, Inc. (“Pequot Navigator”) and Pequot Scout Fund, L.P. (“Pequot Scout”) are Selling Stockholders under the Prospectus. Accordingly, shares of our common stock owned by Pequot Navigator and Pequot Scout, including our common stock issuable upon the exercise of warrants, have been included in the Prospectus.

We have been advised that Pequot Navigator has sold to Crestview Capital Master, LLC (“Crestview”), warrants to purchase 100,000 shares of our common stock and Pequot Scout has sold to Crestview warrants to purchase 200,000 shares of our common stock pursuant to a private transaction (the “Transfer”). This Transfer was conducted pursuant to the Unit Purchase Agreement dated March 26, 2002 between us, Pequot Navigator and Pequot Scout (the “Unit Agreement”). As a result, Crestview is a “qualified transferee” replacing Pequot Navigator and Pequot Scout as a Selling Stockholder in the Prospectus. Pursuant to the terms of the Unit Agreement, we agreed to update the Prospectus with information relating to “qualifying transferees.”

Accordingly, as a result of the Transfer this prospectus supplement updates certain information contained under the caption “Selling Stockholders” in the Prospectus. References to Pequot Navigator and Pequot Scout are removed and deleted from the Prospectus. In addition, the table of Selling Stockholder in the Prospectus is updated to include the following information with respect to Crestview.

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	Shares Owned Prior to Offering	Shares to be Sold	Shares Owned After Offering
Name of Stockholder	Number	Number	Number	Percentage
Crestview Capital Master, LLC(1)	300,000(2)	300,000	0	*

Footnotes to Table

*	Less than one percent.

(1)

Crestview Capital Partners, LLC (“CCP”) is the sole managing member of Crestview Capital Master, LLC (“CCM”) and may be deemed to have sole voting and investment power with respect to the securities beneficially owned by CCM. CCP disclaims beneficial ownership of these securities.  The Managing Members of CCP are Stewart Flink, Robert Hoyt and Daniel Warsh, each of whom may be deemed to have voting and dispositive power over securities beneficially owned by CCM, and each of whom also disclaims beneficial ownership of these securities. Mr. Flink is an affiliate of a broker-dealer and it has been confirmed to us that the securities were acquired to be resold in the ordinary course of business and that there are no arrangements with any other persons, whether directly or indirectly, to dispose of the securities.

(2)	Includes 300,000 shares issuable upon the exercise of warrants.

Crestview has not had any position, office or other material relationship with us or our affiliates within the past three (3) years.

The information contained in this prospectus supplement and the Prospectus is accurate only as of their respective dates, regardless of the time of delivery of this prospectus supplement and the Prospectus, or of any sale of the common stock. It is important for you to read and consider all information contained in this prospectus supplement, the Prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying Prospectus in making your investment decision.

The date of this prospectus supplement is September 18, 2006.

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